MONTHLY REPORT - APRIL, 2004
                         Global Macro Trust
            The net asset value of a unit as of April 30, 2004
            was $  931.70, down 10.3% from $ 1,038.53 per unit
                       as of March 31, 2004.
                                        Managing        Unit
                                         Owner         Holders         Total
Net Asset Value (291,957.874      $   3,242,042     299,964,488     303,206,530
   units) at March 31, 2004
Addition of 35,888.584 units on         175,000      37,096,582      37,271,582
   April 1, 2004
Redemption of 4,523.401 units on             (0)     (4,214,453)     (4,214,453)
   April 30, 2004
Net Income (Loss) - April, 2004        (335,002)    (34,617,566)    (34,952,568)
                                    -----------  --------------  --------------
Net Asset Value at April 30, 2004 $   3,082,040     298,229,051     301,311,091
                                    ===========  ==============  ==============
Net Asset Value per Unit at April
30, 2004 (323,400.270 units
inclusive of 77.213 additional
units.)                                          $   931.70


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $(11,125,949)      4,938,429

      Change in unrealized gain (loss) on open      (22,198,507)    (26,525,978)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
    obligations
      Change in unrealized gain (loss) from U.S.
            Treasury obligations                       (144,555)       (206,551)


   Interest income                                      287,622         962,120

   Foreign exchange gain (loss) on margin                77,067         150,871
    deposits
                                                   -------------   -------------
Total: Income                                       (33,104,322)    (20,681,109)

Expenses:
   Brokerage commissions                              1,720,236       6,405,068

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               128,010         487,247

                                                   -------------   -------------
Total: Expenses                                       1,848,246       6,892,315

Net Income (Loss) - April, 2004                    $(34,952,568)    (27,573,424)
                                                   -------------   -------------

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.



                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


                                        May 13, 2004

Dear Investor:

Global Macro Trust ("GMT") was down 10.29% for April. Year-to-date the Fund is down 7.62%.

One of the pillars of risk control in our methodology is diversification among portfolio sectors. Infrequently, losses are sustained in a number of sectors without offsetting gains in other sectors. April was such a month. Losses in five of six portfolio sectors were in the following ranges: 3% in interest rates and currencies; 2% in stock indices; and 1% in metals and energy. Agricultural commodities were flat.

Surprisingly strong U.S. job growth, strength in the U.S. economy and hints of higher interest rates from Fed Chairman Greenspan triggered a global bond selloff and strong dollar rally in April. Chinese monetary policy was tightened to slow the economy before it overheats, and the strengthening U.S. dollar and potential Chinese economic slowdown hit commodity prices and commodity-linked currencies. Gold, for example, dropped over 9%.

The rise in interest rates caused losses on long positions in German 5-year notes and 10-year bonds, U.S. Treasury 5 and 10-year notes and 30-year bonds and short-term eurodollar deposits. A short position in Japanese 10-year bonds was profitable. The fund ended April with short interest rate futures positions which have been profitable in early May, propelled by a second very strong employment report released May 7.

Weakness in European currencies continued in April and short positions in the euro, Swiss franc and Czech koruna were profitable, but a strong dollar rally versus Asian and commodity-linked currencies resulted in losses on long positions in the yen, Korean won and Singapore dollar as well as the South African rand and Australian and New Zealand dollars. Non-dollar cross rate trading generated a small profit due to a long Norwegian krone position versus the euro.

The strengthening dollar and potential slackening in the Chinese economy resulted in a sharp selloff in gold and copper, and long positions were unprofitable.

The energy markets were the exception to the falling commodity price story, but profits on long positions in unleaded gasoline and London gas oil were outweighed by losses on long positions in natural gas and heating oil and on a short position in crude oil. Long energy positions have been profitable in May through the date of this report.

In stock index trading, short positions in the German DAX and Hong Kong Hang Seng and long positions in U.S. stock indices were unprofitable. Long positions in Japanese indices generated a small profit.

A small loss on a long position in corn was offset by a small gain on a short position in cotton.

                                Very truly yours,

                                Millburn Ridgefield Corporation
                                 Harvey Beker, co-Chairman
                                 George E. Crapple, co-Chairman